

Mail Stop 3030

November 12, 2015

Douglas Godshall
President and Director
HW Global, Inc.
500 Old Connecticut Path, Building A
Framingham, MA 01701

>   **Re: HW Global, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed October 16, 2015**
>   **File No. 333-207446**
>
>   **HeartWare International, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2014**
>   **Filed March 2, 2015**
>   **File No. 001-34256**

Dear Mr. Godshall:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Questions and Answers about the Transactions and the Special Meetings, page 1

1.   Please add a Q & A to explain the purpose, advantages and disadvantages of the structure of the proposed transactions.

The Transactions, page 8

2.   Please revise to identify the persons who are referenced as "Founders," as mentioned on page 8 and elsewhere. It does not appear this term is defined in the prospectus or the business combination agreement.

Background of the Transactions, page 40

3.   Please revise the disclosure on pages 43-47 to describe in greater detail the negotiations during the meetings between HeartWare and Valtech to provide shareholders an understanding of how, when and why the terms of the proposed transaction evolved. For instance, describe (1) the "evidence based performance milestones" in the proposal on April 14, 2015, (2) the "key deal parameters and proposed transaction structures" discussed in the May 11, 2015 meeting, (3) the proposed merger consideration and structure terms discussed in the June 5, 2015 meeting and (4) the material remaining open issues discussed in the meeting on August 4, 2015.

4.   We note your disclosure in the carryover paragraph beginning at the bottom of page 46 and continuing on page 47 describing four potential strategic alternatives. Please expand your disclosure to explain why the business combination transaction with Valtech remained the best strategic alternative to enhance value for HeartWare's stockholders and why you decided not to pursue the alternatives.

Recommendation of the HeartWare Board, page 49

5.   Please expand your disclosure in the fifth bullet point on page 49 where you discuss "potential synergies" and "greater efficiencies" considered by the board to describe the synergies and efficiencies you expect to achieve and the basis for your expectations. Please also quantify these items, where possible, and explain any assumptions used to calculate the amounts.

Opinion of Canaccord Genuity Inc., page 53

6.   Please provide us with copies of the materials prepared by Canaccord Genuity in connection with its fairness opinions, including, among other things, any "board books," drafts of fairness opinions, and any summaries of presentations made to the board.

Board of Directors and Management After the Transactions, page 67

7.   We note the disclosure regarding who will serve as directors of Holdco. Please file the consents required by Rule 438 of Regulation C.

Note 2. Basis of Presentation, page 83

8.   We see your discussion on page 83 that you do not have sufficient information to determine the fair value of the contingencies of Valtech to be acquired and therefore, these amounts are reflected in accordance with ASC 450 as applied by Valtech in its historical financial statements. Please explain to us the nature of these specific contingencies.

Note 4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 84

9.   Reference is made to adjustment (c). In light of the significant amount of goodwill you plan to record in connection with this acquisition, please include a qualitative discussion of the factors that make up the goodwill to be recorded. We refer you to the guidance in FASB ASC 805-30-50-1.

10.   Reference is made to footnote (d) on page 85. We note that you have allocated $121.9 million of the purchase price to developed technology. Please revise to disclose the following:
        • The nature of the developed technology;
        • How you determined the estimated fair value assigned;
        • The estimated useful lives of the developed technology; and
        • How you determined that no amortization is necessary based upon the useful life.

11.   In this regard, we note you estimate that $89.5 million of the purchase price represents purchased in–process research and development. Please revise disclose how you determined the fair value assigned to in-process research and development. Please also describe the current status of the project(s) and the nature and timing of the remaining efforts and related cash requirements necessary to develop the incomplete technology into a commercially viable product.

12.   Reference is made to note (g). Please revise to disclose how you determined the amount of the contingent consideration liability.

Explanatory Note Regarding the Business Combination Agreement, page 87

13.   We note your disclosure that the representations and warranties contained in the merger agreement were "qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the Business Combination Agreement." Because the description and the full business combination agreement now appear in a disclosure document, please confirm that you have no additional information that would call into question the accuracy of the information contained in your disclosure.

Security Ownership of Certain Beneficial Owners and Management of HeartWare, page 134

14.   Please revise the table to identify the natural person or persons who exercise voting or dispositive control over the securities held by entities.

Valtech Management's Discussion and Analysis, page 161

15.   Please revise to remove the implication that the safe harbor you cite is applicable.

Results of Operations, page 163

16.   We see that you provided Valtech's comparison of the years ended December 31, 2014 and 2013 but it does not appear that you provided a discussion of the results of operations for the most recent interim period. Please revise.

Form 10-K of HeartWare International, Inc. for the fiscal year ended December 31, 2014

Management's Report on Internal Control over Financial Reporting, page 107

17.   We note your disclosure that your management concluded that your internal control over financial reporting was effective as of December 31, 2013. Please amend your filing to provide management's conclusion on the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, which in your case is December 31, 2014. Refer to the guidance in Item 308(a)(3) of Regulation S-K. Please also provide new, currently dated, certifications with your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Johan V. Brigham, Esq.